Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

April 8, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Amendment No. 1 to Registration Statement on Form S-4
Filed March 18, 2013
File No. 333-186492
Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 1, 2013
File No. 001-11749

Ladies and Gentlemen:

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 22, 2013, regarding Amendment No. 1 to the above referenced Registration Statement and regarding the above referenced Form 10-K and Definitive Proxy Statement.

For your convenience, the Staff’s comment precedes each response in this letter.

Amendment No. 1 to Form S-4

Prospectus

Comment No. 1

As previously requested in comment three in our letter dated March 5, 2013, please revise your disclosures on the cover of the prospectus and on page seven to clarify that the guarantees are full and unconditional and joint and several. Please refer to Article 3-10(f) of Regulation S-X.

Response to Comment No. 1

In Amendment No. 2, on both the cover page and page 7 of the Prospectus, Lennar has added after the statement that the Notes will be guaranteed by some, but not all, of Lennar’s 100% owned subsidiaries, the statement “The guarantees by all the subsidiaries that are guaranteeing the Notes at any time are or will be full and unconditional and joint and several.” This is followed by a warning that the guarantee by any subsidiary may be suspended or released under certain circumstances.

Form 10-K for Fiscal Year Ended November 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Comment No. 2

We note your response to comment nine in our letter dated March 5, 2013. Please confirm to us that when evaluating the materiality of the impact to gross margins on home sales of positive or negative changes in construction costs, or any other costs of homes sold, you are making the evaluation on a standalone basis and not on a net basis with changes in average sales prices. In this regard, each material factor impacting the line items comprising income from continuing operations, positive or negative, should be disclosed quantitatively and qualitatively. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response to Comment No. 2

Lennar’s evaluation of the materiality of the impact of increasing construction costs on gross margins was based on the construction costs alone, without consideration of increases in sale prices. In future filings, Lennar will continue to evaluate the materiality of positive or negative changes in each line item included in income from continuing operations without consideration of changes in other line items that may offset the effects of the change in the line item that is being evaluated.

Comment No. 3

We note your response to comment 18 in our letter dated March 5, 2013. In future filings, please expand your disclosure to provide investors with a more comprehensive explanation of the settlement agreement with LNR, as your share of the unconsolidated entity’s impairment charge is 91.8% of the Lennar Homebuilding equity in loss from unconsolidated entities line and the gain recognized from the exchange of non-monetary assets is 53.7% of the Lennar Homebuilding other income, net line of your fiscal year 2011 consolidated statements of operations.

Response to Comment 3

In each future filing that includes in the Management’s Discussion and Analysis of Financial Condition and Results of Operations information about Lennar’s fiscal year 2011, Lennar will provide a more comprehensive explanation of the settlement agreement with LNR.

Homebuilding Segments, page 29

Comment No. 4

We note your response to comment 11 in our letter dated March 5, 2013. With reference to the specific disclosure you included in your response letter, you did not provide investors with an understanding as to why Maryland and Virginia reported declines in the number of home deliveries in 2012 as compared to 2011. For your Central reportable segment, you did not provide investors with an understanding as to why Colorado’s average sales price of homes delivered declined in 2012 as compared to 2011, and why Colorado did not have a greater percentage of deliveries from new higher margin communities in 2012 as compared to 2011 unlike the other states in your Central reportable segment. In the Other reportable segment, Illinois was the only state in this segment with a decline in the number of homes deliveries without an explanation provided. As such, it is unclear how you determined that your discussion and analysis provided in your 2012 Form 10-K fully complies with Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response to Comment No. 4

Item 303(a)(3) of Regulation S-K refers to events, transactions or significant economic changes “that materially affected the amount of reported income from continuing operations.” The instructions to Item 303(a) refer to information that would enhance a reader’s understanding of the registrant’s financial condition, changes in financial condition and results of operations.

Neither the fact that results of operations in a particular state were different from those of the segment of which that state is a part, nor the reason for that difference, was in any instance material to Lennar and its subsidiaries, or even to Lennar’s homebuilding operations, taken as a whole. Therefore, Lennar did not believe it was necessary for it to describe the reasons why results in a particular state were different from those elsewhere in the segment of which the state is a part. In Maryland and Virginia, for example, deliveries decreased by 34 homes or 5%, while for the entire segment deliveries increased by 864 homes or 19%. The 34 home decrease in deliveries represent approximately 4% of the change and is not material, nor did it materially impact the operating results of the segment. For Colorado, there was a 50% increase in deliveries year over year and with that increase in deliveries there was a 3% decrease in average sales price due to a shift in product mix with respect to the deliveries in Colorado, however, we believe the 3%, or $10K decrease in average sales price was not material to the operating results of the segment. Finally, Homebuilding Other is made up of a group of states that don’t belong in the reportable segments for different reasons, and the decline in the number of home deliveries in Illinois was 13 homes, while all of Homebuilding Other home deliveries increased by 229 homes or 51%. The 13 home decrease in deliveries represents 6% of the change and is not material, nor did it materially impact the operating results of Homebuilding Other.

It appears from the Staff’s comment, that the Staff believes discussion of reasons for variance between results in a particular state and those of the segment of which it is a part is appropriate if the effect of the variance is material to the segment, even if it is not material to Lennar and its subsidiaries taken as a whole. Therefore, in future filings, if the fact that results of the homebuilding operations in a particular state are different from those in the remainder of the segment of which that state is a part is material with regard to that segment, Lennar will explain in its Management’s Discussion and Analysis of Financial Condition and Results of Operations the reason results of operations in that state were different from those in the remainder of the segment of which that state is a part, even if the difference does not have a material effect on Lennar and its subsidiaries, or on Lennar’s homebuilding operations, taken as a whole.

Comment No. 5

We note your response to comment 13 in our letter dated March 5, 2013, in which you note that the Summary of Homebuilding Data includes unconsolidated entities; however, the discussion and analysis of the reportable segments operating results do not include the unconsolidated entities. Please tell us your consideration of separately presenting the information in the Summary of Homebuilding Data for your reportable segments and the corresponding states from unconsolidated entities to allow investors to better understand your segment operating results and your earnings from equity method investees. At a minimum, it would appear that additional disclosures should be provided to the tables in the event the combined presentation alters the trends of your reportable segments, as noted for the West in your response letter.

Response to Comment No. 5

The sales of homes by unconsolidated entities were not material compared with the sales of homes by the subsidiaries included in Lennar’s consolidated financial statements. As stated on page 32 of the Form 10-K, of the 13,802 homes delivered in 2012, only 95 were delivered by unconsolidated entities. Even in the West segment, of the 2,301 homes delivered in 2012, only 73 homes were delivered by unconsolidated entities. Therefore, Lennar did not believe it was necessary to present separate tabular information about the unconsolidated entities on a segment by segment basis. The tables on pages 32 through 34 of the Form 10-K and the text relating to them do contain detailed disclosures about the portions of home deliveries, new orders and backlog attributable to unconsolidated entities in each of fiscal 2012, 2011 and 2010. For example, the tables on page 32 and related text show that in 2012 Lennar delivered 13,802 new homes with an average sale price of $257,000, of which 95 homes with an average sale price of $547,000 were delivered by unconsolidated entities. The tables on page 33 and the related text on page 34 show that in 2012, Lennar had new orders for 15,684 homes with an average sales price of $264,000, of which 98 new orders with an average sales price of $556,000 were by unconsolidated subsidiaries. The tables on page 34 and related text show that at November 30, 2012, Lennar had a backlog of 4,053 homes with an average sales price of $286,000, of which 5 homes with an average sales price of $704,000 were from unconsolidated subsidiaries. Similar information is provided with regard to 2011 and 2010 and backlog at November 30, 2011 and November 30, 2010.

In future filings, if at any time deliveries, new orders or backlog, or any other information, about unconsolidated entities alters in a material respect the trends of any of Lennar’ reportable segments, Lennar will include that information in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, even if the information is not material with regard to Lennar and its subsidiaries taken as a whole.

Summary of Significant Accounting Policies, page 78

Comment No. 6

We note your response to comment 17 in our letter dated March 5, 2013. While we understand that the revenues from management fees may not have been material to your consolidated financial statements, the revenues are 16.9% of your Rialto Investment reportable segment’s revenues. As such, please disclose the significant accounting policies for your Rialto Investment reportable segment in future filings beginning with your next Form 10-Q to allow investors to understand the accounting policies for your reportable segment operating results.

Response to Comment No. 6

In future filings, beginning with Lennar’s next Form 10-Q, Lennar will include in the description of its significant accounting policies descriptions of the accounting policies that are significant with regard to its Rialto Investment reportable segment, as well as the accounting policies that are significant with regard to any other of Lennar’s reportable segments (or groups of reportable segments, such as the homebuilding segments).

Lennar Homebuilding Investments in Unconsolidated Entities, page 95

Comment No. 7

We note your response to comment 19 in our letter dated March 5, 2013. While we understand that you no longer have an ownership interest in the Platinum Investment at the end of fiscal year 2011, it remains unclear how you determined that you were not required to provide financial statements for Platinum Investment on an audited basis for fiscal year 2011 through the date of sale and an unaudited basis for fiscal year 2010 in accordance with Article 3-09 of Regulation S-X. Please advise. Please note that any waiver requests for relief from the requirements of Article 3-09 of Regulation S-X should be made to the Division of Corporation Finance’s Office of Chief Accountant.

Response to Comment No. 7

As noted in Lennar’s letter to the Staff dated March 19, 2013, economically, Lennar had a net gain of $4.7 million from the linked transaction involving Platinum which represents 4.8% of Lennar’s fiscal year 2011 earnings before income taxes. The transaction is an anomaly in that there was a $57.6 million valuation adjustment related to an asset distribution for an unconsolidated entity that resulted from a linked transaction where there was also a pre-tax gain of $62.3 million for the equity investor. The unconsolidated entities related to this transaction were effectively liquidated in September 2011 as a result of these transactions and no longer exist as substantially all of the assets were distributed and the remaining assets consolidated upon the completion of the transaction. Thus, in Lennar’s opinion, separate financial statements would not have provided any additional useful information to investors. Lennar did provide summarized financial information on a consolidated basis for all of its unconsolidated entities on a combined basis as required by Rule 4-08(g) for all periods presented in its Form 10-K for the year ended November 30, 2012, which includes the results of Platinum for such respective periods. Despite all of the above, we acknowledge that the Staff is of the view that a strict application of Rule 3-09 required separate financial statements for Platinum. Lennar requested and was granted a waiver of that requirement by the Division of Corporation Finance’s Office of Chief Accountant.

Supplemental Financial Information, page 126

Comment 8

We note your response to comment 26 in our letter dated March 5, 2013. To help us better understand your explanation for the significant amount of operating cash flows attributable to the parent company that does not have any operating activities, please provide us with reconciliations for net earnings and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for all three fiscal years (i.e., the indirect method). As part of your response, please explain to us why you are adding and then subtracting the equity in earnings from subsidiaries recognized in the statement of operations in the reconciliation, including the specific reference to ASC 230-10 that supports your presentation. We note your position that the earnings you have recognized from your equity method investees are dividends to the parent company from the subsidiaries. It is unclear how your current consolidating statements of cash flows support your position that this is a cash activity for the parent company and the guarantor and non-guarantor subsidiaries. Please refer to ASC 230-10-45-15 and 45-16 for guidance. Finally, please address your compliance with ASC 230-10-45-13 regarding loans from your parent to the guarantor and non-guarantor subsidiaries.

Response to Comment No. 8

In order to facilitate Lennar’s response in a manner that addresses each of the Staff’s specific comments embedded in Comment 8, Lennar has separated the comment into various components and provided a response to each specific component as follows:

Comment 8(A)

We note your response to comment 26 in our letter dated March 5, 2013. To help us better understand your explanation for the significant amount of operating cash flows attributable to the parent company that does not have any operating activities, please provide us with reconciliations for net earnings and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for all three fiscal years (i.e., the indirect method).

Response to Comment No. 8 (A)

See Exhibit 1 to this letter for Lennar’s reconciliations of net earnings and operating cash flows for Lennar Corporation (the “Parent”), guarantor and non-guarantor subsidiaries for all three fiscal years presented in Lennar’s Form 10K for the year ended November 30, 2012.

Parent

As discussed in further detail in the responses below, the Parent has a centralized cash management arrangement with its subsidiaries in which cash is swept from the subsidiaries to the Parent as the subsidiaries have an increase in cash.

ASC 230, Statement of Cash Flows, (“ASC 230”) distinguishes between returns of investment, which should be classified as inflows from investing activities (see ASC 230-10-45-12(b)), and returns on investment, which should be classified as inflows from operating activities (see ASC 230-10-45-16(b)). Entities must determine whether distributions received from an equity method investee represent a ‘return on’ or a ‘return of’ the related investment.

ASC 323, Investments – Equity Method and Joint Ventures, indicates that dividends received from a cost method investee in excess of earnings subsequent to the date of investment are considered a ‘return of’ investment. We believe it is appropriate to apply this definition of a ‘return of’ investment to dividends received from an equity method investee. Accordingly, we believe that an acceptable method for distinguishing between ‘returns on’ investment and ‘returns of’ investment is based on a comparison of cumulative (i.e., since inception) dividends received by the investor to the investor’s cumulative equity in earnings. Cumulative dividends that do not exceed cumulative equity in earnings represent ‘returns on’ investment and should be classified as cash inflows from operating activities. Cumulative distributions in excess of cumulative equity in earnings represent liquidating dividends or ‘returns of’ investment; therefore, such excess should be classified as cash inflows from investing activities.

The Company’s accounting policy is to treat cash received from its subsidiaries to the extent of net earnings from such subsidiaries (which are accounted for as an equity investment by the Parent in its guarantor subsidiaries and the guarantor as an equity method investment in the non-guarantor subsidiaries) as a dividend and accordingly a ‘return on’ investment as an operating cash inflow. Any cash in excess of the net earnings received by the Parent from such subsidiaries is treated as a ‘return of’ investment, which is included as a cash inflow from financing activities in the Parent’s statement of cash flows. See discussion in Lennar’s response to Comment 8 (C) below with respect to netting the ‘return of’ investment cash received by the Parent in cash flows from financing activities in accordance with ASC 230-10-45-8.

As noted in Lennar’s letter to the Staff dated March 19, 2013, the Parent’s fiscal 2012 cash flows from operations incorrectly included non-cash activity of approximately $494 million primarily related to the reversal of its deferred tax asset valuation allowance.

Guarantor

As noted in Lennar’s letter to the Staff dated March 19, 2013, the impact of the Parent’s decrease in cash flows from operations of approximately $494 million results in an increase to the guarantors’ cash flows from operations of approximately $460 million for fiscal 2012. In addition, in providing the information requested by the Staff’s Comment 8 above for the guarantor subsidiaries, Lennar determined that there were two additional misstatements. These misstatements related to fiscal 2012 are as follows:

(1)	Dividends paid of approximately $319 million by the guarantor subsidiaries to the Parent were being reflected as cash outflows from operating activities in the guarantors’ statement of cash flows as opposed to cash outflows from financing activities in accordance with ASC 230-10-45-15, and

(2)	Dividends received representing a ‘return on’ investment of approximately $55 million by the guarantors from the non-guarantor subsidiaries were being reflected as cash inflows from financing activities in the guarantors’ statement of cash flows as opposed to cash inflows from operating activities in accordance with ASC 230-10-45-16.

Non-Guarantor

As noted in Lennar’s letter to the Staff dated March 19, 2013, the impact of the Parent’s decrease in cash flows from operations of approximately $494 million results in an increase for the portion of the non-cash item allocable to the non-guarantors’ cash flows from operations amounting to approximately $34 million for fiscal 2012. The cash distributions from the non-guarantors to the guarantor subsidiaries were properly classified in accordance with ASC 230-10-45-15, as all cash distributions were reflected as cash outflows from financing activities in the non-guarantors’ statement of cash flows for fiscal 2012.

Assessment of Misstatements

The misstatements noted above, along with some other immaterial misstated items, for fiscal 2012 were also identified in the Parent, guarantor and non-guarantor statement of cash flows for fiscal 2011 and 2010. The following table reconciles for the Parent, guarantor and non-guarantor the operating and financing cash flow activity as reported by Lennar in its Form 10-K for the year ended November 30, 2012 to the ‘as corrected’ operating and financing cash flow activities, if the aforementioned misstatements would have been properly reflected for each of the three years ended November 30, 2012:

Consolidating Statement of Cash Flows

Fiscal 2012	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Net cash provided by (used in) operating activities (as filed)	$747,411	(1,003,599)	(168,460)	—	$(424,648)

Adjustment primarily related to non-cash items	(494,237)	460,038	34,199	—	—
Adjustment for distribution of earnings from guarantor to parent	—	318,998	—	(318,998)	—
Adjustment for distribution of earnings from non-guarantor to guarantor	—	55,179	—	(55,179)	—

Other adjustments identified	(38,334)	38,311	23	—	—

Net cash provided by (used in) operating activities (as corrected)	$214,840	(131,073)	(134,238)	(374,177)	$(424,648)

Net cash provided by (used in) financing activities (as filed)	$(657,952)	1,047,347	(62,899)	—	$326,496

Adjustment to intercompany - non-cash items	494,237	(460,038)	(34,199)	—	—

Adjustment to intercompany - dividends	—	(374,177)	—	374,177	—

Adjustment to intercompany - other	38,334	(38,311)	(23)	—	—

Net cash provided by (used in) financing activities (as corrected)	$(125,381)	174,821	(97,121)	374,177	$326,496

Consolidating Statement of Cash Flows

Fiscal 2011	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Net cash provided by (used in) operating activities (as filed)	$82,062	(146,989)	(194,208)	—	$(259,135)

Adjustment primarily related to non-cash items	62,716	(62,716)	—	—	—
Adjustment for distribution of earnings from guarantor to parent	—	141,653	—	(141,653)	—
Adjustment for distribution of earnings from non-guarantor to guarantor	—	45,938	—	(45,938)	—

Other adjustments identified	—	125	(125)	—	—

Net cash provided by (used in) operating activities (as corrected)	$144,778	(21,989)	(194,333)	(187,591)	$(259,135)

Net cash provided by (used in) financing activities (as filed)	$(289,354)	248,885	205,227	—	$164,758

Adjustment to intercompany - non-cash items	(62,716)	62,716	—	—	—

Adjustment to intercompany - dividends	—	(187,591)	—	187,591	—

Adjustment to intercompany - other	—	(125)	125	—	—

Net cash provided by (used in) financing activities (as corrected)	$(352,070)	123,885	205,352	187,591	$164,758

Consolidating Statement of Cash Flows

Fiscal 2010	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Net cash provided by (used in) operating activities (as filed)	$519,736	(204,543)	(40,965)	—	$274,228

Adjustment primarily related to non-cash items	10,966	(10,966)	—	—	—
Adjustment for distribution of earnings from guarantor to parent	—	133,661	—	(133,661)	—
Adjustment for distribution of earnings from non-guarantor to guarantor	—	34,604	—	(34,604)	—

Other adjustments identified	—	(505)	505	—	—

Net cash provided by (used in) operating activities (as corrected)	$530,702	(47,749)	(40,460)	(168,265)	$274,228

Net cash provided by (used in) financing activities (as filed)	$(340,992)	607,498	69,334	—	$335,840

Adjustment to intercompany - non-cash	(10,966)	10,966	—	—	—

Adjustment to intercompany - dividends	—	(168,265)	—	168,265	—

Adjustment to intercompany - other	—	505	(505)	—	—

Net cash provided by (used in) financing activities (as corrected)	$(351,958)	450,704	68,829	168,265	$335,840

In assessing these misstatements relative to the users of Lennar’s financial statements and its related disclosures of the supplemental information, Lennar considered both quantitative and qualitative factors and determined that the misstatements for each of the three years ended November 30, 2012 is immaterial based on qualitative factors. The significant qualitative factors that Lennar considered are from the perspective of the debt holders’ looking at the Parent as the issuer and the guarantors collectively as a group, since the guarantees are joint and several. From this perspective, the debt holders would be most interested in changes to the non-guarantor cash flows. The misstatement identified related to the non-guarantor cash flows is both quantitatively and qualitatively inmaterial.

In future filings, Lennar will ensure that such items are properly reflected in the guarantor statements of cash flows in accordance with ASC 230. However, since we determined these misstatements are not material, we will not correct the supplemental financial information for prior years in our Form 10-K or in future filings.

Comment 8 (B)

As part of your response, please explain to us why you are adding and then subtracting the equity in earnings from subsidiaries recognized in the statement of operations in the reconciliation, including the specific reference to ASC 230-10 that supports your presentation. We note your position that the earnings you have recognized from your equity method investees are dividends to the parent company from the subsidiaries. It is unclear how your current consolidating statements of cash flows support your position that this is a cash activity for the parent company and the guarantor and non-guarantor subsidiaries. Please refer to ASC 230-10-45-15 and 45-16 for guidance.

Response to Comment No. 8 (B)

ASC 230 distinguishes between ‘return of’ investment, which should be classified as inflows from investing activities (see ASC 230-10-45-12(b)), and ‘return on’ investment, which should be classified as inflows from operating activities (see ASC 230-10-45-16(b)).

In preparing Lennar’s cash flows, the Parent deducts from ‘Net Earnings Attributable to Lennar’ its entire equity in earnings of its subsidiaries and adds back the cash received from such subsidiaries that represents a ‘return on’ investment. This can be seen in Exhibit 1.

As described above, the Company’s accounting policy in accordance with ASC 230 is to treat cash received from its subsidiaries to the extent of net earnings from such subsidiaries as a ‘return on’ investment. Any cash distributed in excess of net earnings to the Parent from such subsidiaries is treated as a ‘return of’ investment.

Since more cash is swept back by the Parent from its subsidiaries than what the subsidiaries generate in net earnings during any reporting period, the entire net earnings of the subsidiaries is in essence a ‘return on’ investment for the Parent and is treated as a dividend and the balance of the cash received by the Parent is treated as a ‘return of’ investment. As a result, the Parent ultimately includes its equity in earnings of subsidiaries as a cash inflow within its cash flows from operations. This cash inflow is only included to the extent that such net earnings have been received by the Parent through its centralized cash management arrangement with its subsidiaries. Such cash received represents a ‘return on’ investment from the Parent’s equity investees in accordance with ASC 230-10-45-16.

In accordance with ASC 230-10-45-2, Lennar believes that it is appropriately providing a reconciliation of net earnings and net cash flow from operating activities under the indirect method through this presentation, and in accordance with ASC 230-10-45-16, that it is appropriately including ‘return on’ investment cash receipts from equity investees in cash flows from operating activities in its statement of cash flows for all years presented in Lennar’s most recent Form 10-K filed with the Commission.

We acknowledge there are other ways to determine what represents a ‘return on’ and ‘return of’ an investment. To provide further clarity for an investor, in future filings we will disclose the accounting policy we have selected in our Supplemental Financial Information footnote, which presents the condensed consolidating information required by Rule 3-10.

Comment 8 (C)

Finally, please address your compliance with ASC 230-10-45-13 regarding loans from your parent to the guarantor and non-guarantor subsidiaries.

Response to Comment No. 8 (C)

In reference to ASC 230-10-45-13, and with regard to cash transfers between the Parent and the guarantor and non-guarantor subsidiaries, the Parent, has a centralized cash management arrangement with its subsidiaries in which the Parent’s subsidiaries’ cash requirements are met through withdrawals from a centralized cash pool managed by the Parent.

Generally, this activity would be reflected as cash outflow from investing activities by the Parent and cash inflow from financing activities by the guarantor and non-guarantor subsidiaries when cash is distributed from the Parent to the respective subsidiaries, and as a cash inflow distinguished between cash flows from operating and investing activities, respectively, for ‘return on’ and ‘return of’ cash distributions by the Parent with a corresponding cash outflow from financing activities by the guarantor and non-guarantor subsidiaries when cash is returned from the subsidiaries to the Parent.

In accordance with ASC 230-10-45-8, since that activity associated with the aforementioned centralized cash pool is quick, amounts are large and the arrangement in effect operates as a revolving credit facility, Lennar has determined that the net presentation of such activity as a financing activity is appropriate and as such has reflected the activity within the intercompany activity line in the financing section of the guarantor statement of cash flows, in accordance with ASC 230-10-45-15, with the exception of ‘return on’ cash dividends received by the Parent from its respective subsidiaries that have been reflected in the Parents operating cash activities as discussed above and in accordance with ASC 230-10-45-16.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

Comment No. 9

We note your response to comment 27 in our letter dated March 5, 2013. Since Item 402(k)(2)(v) of Regulation S-K requires disclosure of the dollar value of earnings for services performed during a fiscal year pursuant to “non-equity incentive plans as defined in paragraph (a)(6)(iii),” neither the deferred cash portion, nor deferred the stock portion of a director’s fee appear to constitute compensation “intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to [the company’s] financial performance …, the [company]’s stock price, or any other performance measure.” As such, please revise your future filings to disclose the deferred cash portion of the directors’ fees under “Fees Earned or Paid in Cash,” and the deferred stock portion under “Stock Awards,” in each case including footnote disclosure of the actual amount representing the deferred cash/stock portion of the directors’ fees, separately identifying the amounts representing any dividends paid with regard to the Class A common stock.

Response to Comment 9.

If a director defers either cash compensation or stock compensation, the deferred amount is treated as though it were invested in Lennar Class A common stock, and when the director becomes entitled to the deferred amount, the director receives cash equal to what the value of the stock would have been if at the time of deferral it had been invested in Lennar Class A common stock (essentially this creates a phantom stock account for the director). Accordingly, the deferred amount creates essentially the same incentive as it would if it was a stock investment, but it is paid in cash, not with stock. Therefore, Lennar believes it has been correct in reflecting the deferred amounts as non-equity incentive compensation.

Executive Compensation, page 15

Compensation of our Chief Executive Officer, page 21

Compensation of our President and our Chief Operating Officer, page 21

Compensation of Other Named Executive Officers, page 22

Comment 10

We note your responses to comments 28 and 29 in our letter dated March 5, 2013. If the compensation committee’s evaluation of (i) “qualitative/subjective factors,” or (ii) elements of an executive officer’s individual performance, and the related compensation decisions represent subjective determinations made in the committee’s sole discretion, please clearly disclose this fact in future filings and describe even broad subjective factors. Please expand your future disclosure to provide better insight into the committee’s decision making process. Statements such as “it is possible that particular members of the Compensation Committee took other items into account in making their determinations” are rather broad and ambiguous.

Response to Comment 10

In future proxy statements, Lennar will state which elements of compensation decisions are qualitative/subjective factors. In addition, Lennar will attempt to determine, and will disclose, at least the principal factors members of the Compensation Committee consider in making particular qualitative/subjective decisions, although it is likely that each member of the Compensation Committee will continue to give to each element he or she considers such weight as he or she believes to be appropriate.

Grants of Plan-Based Awards, page 25

Comment 11

We note your response to comment 30 in our letter dated March 5, 2013. Please note that in accordance with Instruction 1 to Item 402(d), tabular disclosure “shall be provided for each grant of an award made to a named executive officer during the fiscal year.” In addition, if the awards are made in the same year they are earned and the earned amounts are disclosed in the Summary Compensation Table, the grant of the award would be reported as a non-equity incentive plan award in the Grants of Plan-Based Awards table, and the heading over columns (c), (d) and (e) of the grants may be changed to “Estimated possible payouts under non-equity incentive plan awards.” Please revise your future filings accordingly. For guidance please refer to Section II.C.1.c.ii of SEC Release No. 33-8732A and Question 120.02 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission’s website.

Response to Comment 11

In future proxy statements, Lennar will, as suggested by the Staff, include awards that are earned in the same year as they are made as non-equity incentive plan awards, but will change the headings over columns (c), (d) and (e) of the Grants of Plan-Based Awards table to say “Estimated possible payouts under non-equity incentive plan awards.”

* * * *

If you would like to discuss any of the above responses to the Staff’s comments or any other matters relating to the Registration Statement on Form S-4, the Form 10-K or the proxy statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana
Mark Sustana General Counsel and Secretary

cc:	Era Anagnosti
Craig Slivka

Exhibit 1

Lennar Corporation

Consolidating Statement of Cash Flows

Fiscal 2012

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings (loss) attributable to noncontrolling interests)	679,124	786,559	33,387	(841,738)	$657,332
Adjustments to reconcile net earnings (including net earnings (loss) attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
Distributions of earnings from subs (1)	786,559	(786,559)	—	—	—
Amortization of Restricted Stock	28,203	—	—	—	28,203
Tax benefit from share-based awards	22,544	—	—	—	22,544
Equity in earnings from subs	(786,559)	(55,179)	—	841,738	—
Depreciation and amortization	125	13,930	14,026	—	28,081
Amortization of discount/premium on debt, net	16,885	—	4,565	—	21,450
Lennar Homebuilding equity in (earnings) loss from unconsolidated entities	26,676	(496)	496	—	26,676
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	1,005	—	—	1,005
Rialto Investments equity in earnings from unconsolidated entities	—	—	(41,483)	—	(41,483)
Distributions of earnings from Rialto Investments unconsolidated entities	—	—	18,399	—	18,399
Stock Option Expense	2,434	1,108	—	—	3,542
Excess tax benefits from share-based awards	(10,814)	—	—	—	(10,814)
Deferred income tax benefit	—	(472,807)	5,246	—	(467,561)
Gain on retirement of Lennar Homebuilding debt	—	—	(988)	—	(988)
Loss on retirement of Lennar Homebuilding senior notes	6,510	—	—	—	6,510
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(19,771)	—	(19,771)
Impairments and charge-offs of Rialto Investments loans receivable and REO	—	—	37,248	—	37,248
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	16,647	—	—	16,647
Changes in assets and liabilities:
(Increase) decrease in restricted cash	(239)	2,079	2,001	—	3,841
(Increase) decrease in receivables	(1,260)	(300)	18,930	—	17,370
Increase in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(534,489)	(28,562)	—	(563,051)
Increase in other assets	(12,941)	(5,066)	(17,034)	—	(35,041)
Increase in Lennar Financial Services loans-held-for-sale	—	—	(202,916)	—	(202,916)
Increase (decrease) in accounts payable and other liabilities	(9,836)	29,969	7,996	—	28,129

Subtotal of Other Items (addbacks and deductions)	17,540	(948,420)	(201,847)	—	(1,132,727)

Adjustments to reconcile net earnings to net cash provided by (used in) operating activities	68,287	(1,790,158)	(201,847)	841,738	(1,081,980)

Net cash provided by (used in) operating activities	747,411	(1,003,599)	(168,460)	—	$(424,648)

(1)	Distribution of earnings includes non-cash activity of approximately $494 million primarily related to the reversal of our deferred tax asset valuation allowance that was recorded during fiscal year 2012.

Lennar Corporation

Consolidating Statement of Cash Flows

Fiscal 2011

	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings (loss) attributable to noncontrolling interests)	92,199	141,653	66,283	(187,591)	$112,544
Adjustments to reconcile net earnings (including net earnings (loss) attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
Distributions of earnings from subs	141,653	(141,653)	—	—	—
Amortization of Restricted Stock	18,524	—	—	—	18,524
Equity in earnings from subs	(141,653)	(45,938)	—	187,591	—
Depreciation and amortization	569	12,888	8,043	—	21,500
Amortization of discount/premium on debt, net	16,083	(7)	4,565	—	20,641
Lennar Homebuilding equity in (earnings) loss from unconsolidated entities	(62,716)	124,783	649	—	62,716
Gain on distribution of net assets from Lennar Homebuilding unconsolidated entities	—	(62,320)	—	—	(62,320)
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	11,410	—	—	11,410
Rialto Investments equity in loss from unconsolidated entities	—	—	7,914	—	7,914
Distributions of earnings from Rialto Investments unconsolidated entities	—	—	5,298	—	5,298
Stock Option Expense	4,382	1,141	—	—	5,523
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(84,972)	—	(84,972)
Gain on sale of Rialto Investments commercial mortgage-backed securities	—	—	(4,743)	—	(4,743)
Impairments and charge-offs of Rialto Investments loans receivable and REO	—	—	21,972	—	21,972
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	53,330	—	—	53,330
Changes in assets and liabilities:
(Increase) decrease in restricted cash	(139)	(306)	4,941	—	4,496
(Increase) decrease in receivables	3,605	(21,597)	(114,266)	—	(132,258)
Increase in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(380)	(38,523)	—	(38,903)
(Increase) decrease in other assets	18,054	(124,304)	(7,272)	—	(113,522)
Increase in Lennar Financial Services loans-held-for-sale	—	—	(61,444)	—	(61,444)
Decrease in accounts payable and other liabilities	(8,499)	(95,689)	(2,653)	—	(106,841)

Subtotal of Other Items (addbacks and deductions)	(28,661)	(101,051)	(260,491)	—	(390,203)

Adjustments to reconcile net earnings to net cash provided by (used in) operating activities	(10,137)	(288,642)	(260,491)	187,591	(371,679)

Net cash provided by (used in) operating activities	82,062	(146,989)	(194,208)	—	$(259,135)

Lennar Corporation

Consolidating Statement of Cash Flows

Fiscal 2010

	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Cash flows from operating activities:
Net earnings (including net earnings (loss) attributable to noncontrolling interests)	95,261	133,661	59,802	(168,265)	$120,459
Adjustments to reconcile net earnings (including net earnings (loss) attributable to noncontrolling interests) to net cash provided by (used in) operating activities:
(Increase) decrease in receivables	330,617	54,014	(44,187)	—	340,444
Distributions of earnings from subs	133,661	(133,661)	—	—	—
Increase in Parent Company accounts payable	41,806	—	—	—	41,806
Amortization of Restricted Stock	20,689	—	—	—	20,689
Equity in earnings from subs	(133,661)	(34,604)	—	168,265	—
Depreciation and amortization	1,157	5,957	6,406	—	13,520
Amortization of discount/premium on debt, net	2,756	—	3,804	—	6,560
Lennar Homebuilding equity in (earnings) loss from unconsolidated entities	(10,966)	22,195	(263)	—	10,966
Distributions of earnings from Lennar Homebuilding unconsolidated entities	—	7,280	—	—	7,280
Rialto Investments equity in earnings from unconsolidated entities	(15,363)	—	—	—	(15,363)
Distributions of earnings from Rialto Investments unconsolidated entities	3,261	—	—	—	3,261
Share based compensation expense	5,986	1,400	—	—	7,386
Gain on retirement of Lennar Homebuilding debt	—	(19,384)	—	—	(19,384)
Loss on retirement of Lennar Homebuilding senior notes	11,714	—	—	—	11,714
Unrealized and realized gains on Rialto Investments real estate owned, net	—	—	(20,982)	—	(20,982)
Valuation adjustments and write-offs of option deposits and pre-acquisition costs, other receivables and other assets	—	54,511	—	—	54,511
Change in assets and liabilities:
(Increase) decrease in restricted cash	139	(144)	5,142	—	5,137
(Increase) decrease in inventories, excluding valuation adjustments and write-offs of option deposits and pre-acquisition costs	—	(132,391)	17,144	—	(115,247)
Decrease in other assets	11,174	15,654	1,441	—	28,269
Increase in Lennar Financial Services loans-held-for-sale	—	—	(64,130)	—	(64,130)
Increase (decrease) in accounts payable and other liabilities	21,505	(179,031)	(5,142)	—	(162,668)

Subtotal of Other Items (addbacks and deductions)	31,363	(223,953)	(56,580)	—	(249,170)

Adjustments to reconcile net earnings to net cash provided by (used in) operating activities	424,475	(338,204)	(100,767)	168,265	153,769

Net cash provided by (used in) operating activities	519,736	(204,543)	(40,965)	—	$274,228